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As filed with the Securities and Exchange Commission on November 6, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

APPLERA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	06-1534213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

301 Merritt 7
Norwalk, Connecticut 06851-1070
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

William B. Sawch, Esq.
Senior Vice President and General Counsel
Applera Corporation
301 Merritt 7
Norwalk, Connecticut 06851-1070
(203) 840-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Richard Capelouto, Esq.
Simpson Thacher & Bartlett
3330 Hillview Avenue
Palo Alto, California 94304
(650) 251-5000

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount to Be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)

Applera Corporation—Celera Genomics Group Common Stock, par value $.01 per share (including the rights associated with those shares pursuant to Applera Corporation's Stockholder Protection Rights Agreement)(1)	748,513 shares	Not applicable	$43,869,497(3)	$10,967.37

(1)
Includes associated rights to purchase 1/1000th of a share of Applera Corporation's Series B participating junior preferred stock. Until the occurrence of prescribed events, the rights are not exercisable, are evidenced by the certificates representing Applera Corporation—Celera Genomics Group Common Stock, par value $0.01 per share ("Applera—Celera stock") and will be transferred only with shares of Applera—Celera stock. In accordance with Rule 457(i) of the Securities Act of 1933, as amended, no separate fee is paid.
(2)
Represents the maximum number of shares of Applera—Celera stock, including the rights associated with those shares pursuant to Applera Corporation's Stockholder Protection Rights Agreement, issuable (i) upon exercise of the Class A warrants and Class B warrants of Axys Pharmaceuticals, Inc. and (ii) upon conversion of convertible notes of Axys Pharmaceuticals, Inc., after Axys Pharmaceuticals, Inc. becomes a wholly owned subsidiary of the Registrant upon the merger of Angel Acquisition Sub, Inc., a wholly-owned subsidiary of Applera Corporation, with and into Axys Pharmaceuticals, Inc., and based upon a maximum exchange ratio of 0.1355 shares of Applera—Celera stock to be exchanged for each share of common stock, par value $.001 per share, of Axys Pharmaceuticals, Inc. Pursuant to Rule 416, this Registration Statement registers additional shares of Applera—Celera stock issuable pursuant to antidilution provisions described herein.
(3)
The proposed maximum aggregate offering price for (i) the shares issuable pursuant to the Class A warrants and Class B warrants is, pursuant to Rule 457(g), equal to the sum of the product for each class of warrants of (A) the exercise price per share of the Applera—Celera stock issuable pursuant thereto and (B) the aggregate number of shares of Applera—Celera stock issuable pursuant thereto computed based on the maximum exchange ratio of 0.1355 and (ii) the shares issuable upon conversion of the convertible notes is, pursuant to Rule 457(i), equal to the aggregate principal amount of the convertible notes. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
(4)
A portion of the Registration Fee equal to $2,790 is offset against the amount previously paid by Applera Corporation in connection with the proposed registration of 6,929,608 shares of Applera—Celera stock on Amendment No. 1 to the Registration Statement on Form S-4 filed September 7, 2001 (Commission file no. 333-64788) that was subsequently reduced to a registration of 6,563,414 shares of Applera—Celera stock.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

748,513 Shares

APPLERA CORPORATION

Applera Corporation—Celera Genomics Group Common Stock
(par value $0.01 per share)

    This prospectus relates to (i) an aggregate of up to 249,504 shares of Applera Corporation—Celera Genomics Group Common Stock (which we refer to in this prospectus as "Applera—Celera stock") that may be issued upon exercise of the Class A common stock purchase warrants and Class B common stock purchase warrants originally issued by Axys Pharmaceuticals, Inc. and (ii) an aggregate of up to 499,009 shares of Applera—Celera stock that may be issued upon conversion of the 8% Senior Secured Convertible Notes Due 2004 of Axys.

    Under an Agreement and Plan of Merger, dated as of June 12, 2001, among Axys, Applera and Angel Acquisition Sub, Inc., a wholly owned subsidiary of Applera, Angel Acquisition was merged with and into Axys, with Axys continuing as the surviving corporation in the merger, as of November [  ], 2001.

    Under the terms of each class of the warrants and the merger agreement, as a result of the merger, each outstanding and unexercised warrant which prior to the effective date of the merger represented a right to acquire shares of common stock, par value $0.001 per share, of Axys entitles the holder of the warrant to receive, upon exercise of the warrant, [  ] share of Applera—Celera stock for each share of Axys common stock that the warrant was exercisable for immediately prior to the merger. The warrants are subject to further adjustment in the future under the terms of the warrants. See "Plan of Distribution—Terms of the Warrants."

    Under the terms of the convertible notes, the indenture and supplemental indenture under which the convertible notes were issued, and the merger agreement, as a result of the merger, each outstanding convertible note became convertible into [  ] share of Applera—Celera stock for each share of Axys common stock that the convertible note was convertible into immediately prior to the merger. The convertible notes are subject to further adjustment in the future under the terms of the convertible notes and the indenture under which the convertible notes were issued. See "Plan of Distribution—Terms of the Convertible Notes."

    Assuming the warrants are exercised in full for cash, Applera will receive aggregate proceeds in the amount of approximately $17.9 million. Applera will not receive any proceeds from conversion of the convertible notes, as all proceeds relating to the convertible notes were received by Axys at the time the convertible notes were originally issued. Applera will pay all expenses with respect to this offering. See "Use of Proceeds."

    Applera—Celera stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "CRA." On November 2, 2001, the closing price of the Applera—Celera stock was $23.61 per share.

    See "Risk Factors" beginning on page 4 of this prospectus for a discussion of factors that should be considered by investors in connection with an investment in Applera—Celera stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November [  ], 2001

TABLE OF CONTENTS

INFORMATION ABOUT APPLERA	3
RISK FACTORS	4
USE OF PROCEEDS	21
PLAN OF DISTRIBUTION	21
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	23
WHERE YOU CAN FIND MORE INFORMATION	23
LEGAL OPINIONS	24
EXPERTS	24

    In this prospectus, "we," "us" and "our" refer to Applera Corporation and its subsidiaries, "Celera Genomics group" refers to Applera's Celera Genomics group, and "Applied Biosystems group" refers to Applera's Applied Biosystems group. You should rely only on the information contained in this prospectus or incorporated into this prospectus by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Applera—Celera stock. You should read this entire prospectus and any accompanying prospectus supplement carefully, including the "Risk Factors" section, and the documents, including the financial statements and notes to those statements, incorporated by reference in this prospectus.

INFORMATION ABOUT APPLERA

    Applera was incorporated in Delaware in 1998 and succeeded by recapitalization to the business of PE Corporation (NY), formerly The Perkin-Elmer Corporation, in May 1999. We conduct our business through two operating groups: the Celera Genomics group and Applied Biosystems group. We have two classes of common stock, Applera—Celera stock and Applera Corporation—Applied Biosystems Group Common Stock (which we refer to in this prospectus as "Applera—Applied Biosystems stock"), that are intended to reflect the relative performance of these groups. For more information about our two classes of common stock, see "Risk Factors—Risks Related to a Capital Structure with Two Separate Classes of Common Stock" and "Where You Can Find More Information" in this prospectus.

    The Celera Genomics group is engaged principally in integrating advanced technologies to create therapeutic discovery and development capabilities for internal use and for its customers and collaborators. The Celera Genomics group's businesses are its online information business and its therapeutics discovery business. The online information business is a leading provider of information based on the human genome and related biological and medical information. Pharmaceutical, biotechnology, and academic customers use this information, along with customized information technology solutions provided by the Celera Genomics group, to enhance their capabilities in the fields of life science research and pharmaceutical and diagnostic discovery and development. The Celera Genomics group recently expanded its focus to include therapeutic discovery and development. The Celera Genomics group intends to leverage its capabilities in the study of genes and proteins and their relationship to diseases, both in internal programs and through collaborations, to identify drug targets and diagnostic markers, and to discover and develop novel therapeutic candidates. Initially, the Celera Genomics group intends to focus its therapeutic discovery efforts in the field of oncology. For the fiscal year ending June 30, 2001, the Celera Genomics group had net revenues of $89.4 million and a net loss of $186.2 million. Its total assets at June 30, 2001 were $1.2 billion.

    In June 2001, we announced the signing of a definitive merger agreement with Axys Pharmaceuticals, Inc., a small molecule drug discovery and development company. The merger under the merger agreement was consummated on November [  ], 2001. We believe that Axys' medicinal and structural chemistry and biology capabilities will accelerate the development of the therapeutic discovery business of the Celera Genomics group. In the merger, each share of Axys common stock was converted into the right to receive a number of shares of Applera—Celera stock. The exact number of shares was determined by an exchange ratio calculated based on the average closing price of Applera—Celera stock over the 10 trading days immediately preceding (but excluding) the second trading day prior to the closing of the merger. In the merger, each share of Axys common stock was converted into the right to receive [        ] shares of Applera—Celera stock. After the merger, Axys became a wholly owned subsidiary of Applera. For additional information about the merger and the merger agreement, including the calculation of the exchange ratio, you can obtain a copy of our Registration Statement on Form S-4 (No. 333-64788). See "Where You Can Find More Information" in this prospectus.

    The Applied Biosystems group is a world leader in the development, manufacture, sale and service of instrument systems and associated consumable products for life science research and related applications. Its products are used in various applications including the synthesis, amplification, purification, isolation, analysis and sequencing of nucleic acids, proteins and other biological molecules. For the fiscal year ending June 30, 2001, the Applied Biosystems group had net revenues of $1.6 billion and net income of $212.4 million. Its total assets at June 30, 2001 were $1.7 billion.

    Applera has formed Celera Diagnostics as a joint venture between the Celera Genomics group and the Applied Biosystems group in the field of diagnostics. Applera expects that Celera Diagnostics will be focused on the discovery, development, and commercialization of novel diagnostic tests.

    Applera's principal executive offices are located at 301 Merritt 7, Norwalk, Connecticut 06851-1070 and its telephone number is (203) 840-2000. Information on any Applera Internet web site or the web site of any business of Applera is not part of this document, and you should not rely on that information unless that information is also in this document or in a document that is incorporated by reference into this prospectus.

RISK FACTORS

    Prospective investors should carefully consider the following risk factors, in addition to the other information included in this prospectus, when evaluating an investment in Applera—Celera stock.

Risks Related to the Celera Genomics Group

The Celera Genomics group has incurred net losses to date and may not achieve profitability.

    The Celera Genomics group has accumulated net losses of $365.0 million as of June 30, 2001, and expects that it will continue to incur additional net losses for the foreseeable future. These losses are expected to increase as the Celera Genomics group increases its investments in new technology and product development, including investments for the development of its therapeutics discovery and development business and investments in Celera Diagnostics, its joint venture with the Applied Biosystems group, for the development of Celera Diagnostics' diagnostics business. The Celera Genomics group will record all initial operating losses of Celera Diagnostics up to a maximum of $300 million, after which any additional operating losses would be shared equally by the Celera Genomics group and the Applied Biosystems group. As an early stage business, the Celera Genomics group faces significant challenges in simultaneously expanding its operations, pursuing key scientific goals and attracting customers for its information products and services. As a result, there is a high degree of uncertainty that the Celera Genomics group will be able to achieve profitable operations.

The Celera Genomics group's business plan depends heavily on continued assembly and annotation of the human and mouse genomes.

    In June 2000, the Celera Genomics group and the Human Genome Project each announced the "first assembly" of the human genome, and in April 2001, the Celera Genomics group announced the assembly of the mouse genome. Assembly is the process by which individual fragments of DNA, the molecule that forms the basis of the genetic material in virtually all living organisms, are pieced together into their appropriate order and place on each chromosome within the genome. The Celera Genomics group's first assembly of the human genome covered approximately 95% of that genome, and its assembly of the mouse genome covered approximately 99% of that genome. The Celera Genomics group intends to continue updating its assembly of the human and mouse genomes as it continues to annotate these genomes. Annotation is the process of assigning features or characteristics to each chromosome. Each gene on each chromosome is given a name, its structural features are described, and proteins encoded by genes are classified into possible or known function.

    The Celera Genomics group's ability to retain its existing customers and attract new customers for its genome database business is heavily dependent upon the continued assembly and annotation of these genomes. This information is also essential to the therapeutics discovery and development components of the Celera Genomics group's business strategy in which the Celera Genomics group intends to make substantial investments in the near future. As a result, failure to update the assembly and annotation efforts in a timely manner may have a material adverse effect on the Celera Genomics group's business.

The Celera Genomics group's revenue growth depends on retaining existing customers and adding new customers.

    The revenues that the Celera Genomics group expects to receive from its existing customers will offset only a portion of its expenses. In order to generate significant additional revenues, the Celera Genomics group must obtain additional customers and retain its existing customers. The Celera Genomics group's ability to retain existing customers and add new customers depends upon customers' continued belief that the Celera Genomics group's products can help accelerate their drug discovery and development efforts and fundamental discoveries in biology. Although customer agreements typically have multiple year terms, there can be no assurance that any will be renewed upon expiration.

The Celera Genomics group's future revenues are also affected by the extent to which existing customers expand their agreements to include new services and database products. In some cases, the Celera Genomics group may accept milestone payments or future royalties on products developed by its customers as consideration for access to the Celera Genomics group's databases and products in lieu of a portion of subscription fees. These arrangements are unlikely to produce revenue for the Celera Genomics group for a number of years, if ever, and depend heavily on the research and product development, sales and marketing and intellectual property protection abilities of the customer.

Use of genomics information to develop or commercialize products is unproven.

    The development of new drugs and the diagnosis of disease based on information derived from the study of the genetic material of organisms, or genomics, is unproven. Few therapeutic or diagnostic products based on genomic discoveries have been developed and commercialized and to date no one has developed or commercialized any therapeutic or diagnostic products based on the Celera Genomics group's technologies. If the Celera Genomics group or its customers are unsuccessful in developing and commercializing products based on the group's databases or other products or services, customers and the Celera Genomics group may be unable to generate sufficient revenues and the Celera Genomics group's business may suffer as a result. Development of these products will be subject to risks of failure, including that these products will be found to be toxic, be found to be ineffective, fail to receive regulatory approvals, fail to be developed prior to the successful marketing of similar products by competitors or infringe on proprietary rights of third parties.

The industry in which the Celera Genomics group operates is intensely competitive and evolving.

    There is intense competition among entities attempting to interpret segments of the human genome and identify genes associated with specific diseases and develop products, services and intellectual property based on these discoveries. The Celera Genomics group faces competition in these areas from genomic, pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. A number of companies, other institutions and government-financed entities are engaged in gene and protein analysis, and some of them are developing databases containing gene, protein, and related biological information and are marketing or plan to market their data to pharmaceutical and biotechnology companies and academic and research institutions. Additional competitors may attempt to establish databases containing this information in the future. In addition, some pharmaceutical and biotechnology companies may choose to develop or acquire competing technologies to meet their needs rather than purchase products or services from the Celera Genomics group. The Celera Genomics group has licensed some of its key technology on a non-exclusive basis from third parties and therefore this technology may be available for license by competitors of the Celera Genomics group or pharmaceutical or biotechnology companies seeking to develop their own databases for their own use. Also, a customer of the Celera Genomics group may use the products or services of the Celera Genomics group to develop products or services that compete with products or services separately developed by the Celera Genomics group or its customers.

    Competitors may also discover and characterize genes or proteins involved in disease processes, potential candidates for new therapeutics, drug discovery and development technologies, or drugs in advance of the Celera Genomics group or its customers, or which are more effective than those developed by the Celera Genomics group or its customers, or may obtain regulatory approvals of their drugs more rapidly than the Celera Genomics group or its customers do, any of which could have a material adverse effect on any of the similar programs of the Celera Genomics group or its customers. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit the Celera Genomics group's rights or its customers' ability to use the Celera Genomics group's products to commercialize therapeutic, diagnostic or agricultural products. In addition, a customer may use the Celera Genomics group's services to develop products that compete with products separately developed by the group or its other customers.

    The Celera Genomics group also faces competition from software providers. A number of companies have announced their intent to develop and market software to assist pharmaceutical and biotechnology companies and academic researchers in managing and analyzing their own genomic data and publicly available data.

The Celera Genomics group's current and potential customers are primarily from, and are subject to risks faced by, the pharmaceutical and biotechnology industries.

    The Celera Genomics group derives a substantial portion of its revenues from fees for its information products and services paid by pharmaceutical companies and biotechnology companies engaged in drug discovery and development. These fees accounted for approximately 70% of the Celera Genomics group's revenue in fiscal year 2001. The Celera Genomics group expects that these companies will continue to be the Celera Genomics group's primary source of revenues for the foreseeable future. As a result, the Celera Genomics group is subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries and to reduction and delays in research and development expenditures by companies in these industries.

    In addition, the Celera Genomics group's future revenues may be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which may reduce the number of the group's existing and potential customers. Large pharmaceutical and biotechnology customers could also decide to conduct their own genomics programs or seek other providers instead of using the Celera Genomics group's products and services.

The Celera Genomics group relies on its strategic relationship with the Applied Biosystems group.

    The Celera Genomics group believes that its strategic relationship with the Applied Biosystems group has provided it with a significant competitive advantage in its efforts to date to sequence the human and other genomes. The Applied Biosystems group leases instruments, sells consumables and project materials and provides research and development services to the Celera Genomics group. The Celera Genomics group paid the Applied Biosystems group $17.3 million in fiscal year 1999, $54.4 million in fiscal year 2000 and $60.1 million in fiscal year 2001 for these products and services. The Celera Genomics group's continued development of its database business and successful extension of its business into therapeutics discovery and development will depend on the Applied Biosystems group's ability to continue to provide leading edge, proprietary technology and products, including advanced technologies for gene and protein analysis. If the Applied Biosystems group is unable to supply these technologies, the Celera Genomics group will need to obtain access to alternative technologies, which may not be available, or may only be available on unfavorable terms. Any change in the relationship with the Applied Biosystems group that adversely affects the Celera Genomics group's access to the Applied Biosystems group's technology or failure by the Applied Biosystems group to continue to develop new technologies or protect its proprietary technology could adversely affect the Celera Genomics group's business.

Introduction of new products may expose the Celera Genomics group to product liability claims.

    New products developed by the Celera Genomics group could expose the Celera Genomics group to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic and diagnostic products. Product liability claims or product recalls, regardless of the ultimate outcome, could require the Celera Genomics group to spend significant time and money in litigation and to pay significant damages.

The Celera Genomics group could incur liabilities relating to hazardous materials that it uses in its research and development activities.

    The Celera Genomics group's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. In the event of an accidental contamination or injury from these materials, the Celera Genomics group could be held liable for damages in excess of its resources.

The Celera Genomics group's sales cycle is lengthy and it may spend considerable resources on unsuccessful sales efforts or may not be able to complete deals on the schedule anticipated.

    The Celera Genomics group's sales cycle is typically lengthy because the group needs to educate potential customers and sell the benefits of its products and services to a variety of constituencies within those companies. In addition, each agreement involves the negotiation of unique terms. The Celera Genomics group's ability to obtain new customers for genomic information products, collaborative services, and licenses to intellectual property depends on its customers' belief that the Celera Genomics group can help accelerate their drug discovery efforts. The Celera Genomics group may expend substantial funds and management effort with no assurance that an agreement will be reached with a potential customer. Actual and proposed consolidations of pharmaceutical and biotechnology companies have affected and may in the future affect the timing and progress of the Celera Genomics group's sales efforts.

Scientific and management staff has unique expertise which is key to the Celera Genomics group's commercial viability and which would be difficult to replace.

    The Celera Genomics group is highly dependent on the principal members of its scientific and management staff, particularly J. Craig Venter, its President and Chief Scientific Officer. Additional members of the Celera Genomics group's medical, scientific and information technology staff are important to the implementation of its business plan. The loss of any of these persons' expertise would be difficult to replace and could have a material adverse effect on the Celera Genomics group's ability to achieve its goals.

The Celera Genomics group's competitive position may depend on patent and copyright protection and licenses to the important intellectual property patented by others, which may not be sufficiently available.

    The Celera Genomics group's ability to compete and to achieve profitability may be affected by its ability to protect its proprietary technology and other intellectual property. While the Celera Genomics group's business is currently primarily dependent on revenues from access fees to its on-line information system, the Celera Genomics group expects that obtaining patent protection may become increasingly important to its business as it moves beyond the on-line database business. The Celera Genomics group would be able to prevent competitors from making, using or selling any of its technology for which it obtains a patent. However, patent law affecting the Celera Genomics group's business, particularly gene sequences, gene function and genetic variations, or polymorphisms, is uncertain. As a result, the Celera Genomics group is uncertain as to its ability to obtain intellectual property protection covering its information discoveries sufficient to prevent competitors from developing similar subject matter. The United States Patent and Trademark Office has recently adopted new guidelines for use in the review of the utility of inventions, particularly biotechnology inventions. These guidelines increased the amount of evidence required to illustrate utility in order to obtain a patent in the biotechnology field, making patent protection more difficult to obtain. Although others have been successful in obtaining patents to biotechnology inventions, since the adoption of these guidelines these patents have been issued with increasingly less frequency. As a result, patents may not issue from patent applications that the Celera Genomics group may own or license if the applicant is unable to satisfy the new guidelines. In addition, because patent applications in the United States are maintained in secrecy until patents issue, third parties may have filed patent applications for technology used by the Celera Genomics group or covered by the Celera Genomics group's pending patent applications without the Celera Genomics group being aware of those applications.

    The United States Patent and Trademark Office has issued several patents to third parties covering inventions involving single nucleotide polymorphisms (SNPs), naturally occurring genetic variations that scientists believe can be correlated with susceptibility to disease, disease prognosis, drug efficiency, and drug toxicity. These inventions are subject to the same new guidelines as other biotechnology inventions. In addition, the Celera Genomics group may need to obtain rights to patented SNPs in order to develop, use and sell analyses of the overall human genome or particular full-length genes. These licenses may not be available to the Celera Genomics group on commercially acceptable terms, or at all.

    Moreover, the Celera Genomics group may be dependent on protecting, through copyright law or otherwise, its databases to prevent other organizations from taking information from those databases and copying and reselling it. Copyright law currently provides uncertain protection regarding the copying and resale of factual data. As such, the Celera Genomics group is uncertain whether it could prevent that copying or resale. Changes in copyright and patent law could either expand or reduce the extent to which the Celera Genomics group and its customers are able to protect their intellectual property.

The Celera Genomics group's position may depend on its ability to protect trade secrets.

    The Celera Genomics group relies on trade secret protection for its confidential and proprietary information and procedures, including procedures related to sequencing genes and to searching and identifying important regions of genetic information. The Celera Genomics group currently protects its information and procedures as trade secrets. The Celera Genomics group protects its trade secrets through recognized practices, including access control, confidentiality and nonuse agreements with employees, consultants, collaborators, and customers, and other security measures. These confidentiality and nonuse agreements may be breached, however, and the Celera Genomics group may not have adequate remedies for a breach. In addition, the Celera Genomics group's trade secrets may otherwise become known or be independently developed by competitors.

Public disclosure of genomics sequence data could jeopardize the Celera Genomics group's intellectual property protection and have an adverse effect on the value of its products and services.

    The Celera Genomics group, the federally funded Human Genome Project and others engaged in similar research have made and are expected to continue making available to the public basic human sequence data. These disclosures might limit the scope of the Celera Genomics group's claims or make subsequent discoveries related to full-length genes and proteins unpatentable. While the Celera Genomics group believes that the publication of sequence data will not preclude it or others from being granted patent protection on genes and proteins, there can be no assurance that the publication has not affected and will not affect the ability to obtain patent protection. Customers may conclude that uncertainties of that protection and the fact that the basic human sequence data is available for free decrease the value of the Celera Genomics group's information products and services and as a result, it may be required to reduce the fees it charges for its products and services.

The Celera Genomics group may infringe the intellectual property rights of third parties and may become involved in expensive intellectual property litigation.

    The intellectual property rights of biotechnology companies, including the Celera Genomics group, are generally uncertain and involve complex legal, scientific and factual questions. The Celera Genomics group's success in the therapeutics discovery and development fields may depend, in part, on its ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on its intellectual property rights.

    There has been substantial litigation regarding patents and other intellectual property rights in the genomics industry. The Celera Genomics group may become a party to patent litigation or proceedings at the United States Patent and Trademark Office to determine its patent rights with respect to third parties, which may include subscribers to the Celera Genomics group's database information services. Interference proceedings may be necessary to establish which party was the first to discover the intellectual property. The Celera Genomics group may become involved in patent litigation against third parties to enforce the Celera Genomics group's patent rights, to invalidate patents held by the third parties, or to defend against these claims. The cost to the Celera Genomics group of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If an infringement litigation against the Celera Genomics group is resolved unfavorably to the Celera Genomics group, the Celera Genomics group may be enjoined from manufacturing or selling its products or services without a license from a third party. The Celera Genomics group may not be able to obtain a license on commercially acceptable terms, or at all.

The Celera Genomics group's business is dependent on the continuous, effective, reliable and secure operation of its computer hardware, software and Internet applications and related tools and functions.

    Because the Celera Genomics group's business requires manipulating and analyzing large amounts of data, and communicating the results of the analysis to its internal research personnel and to its customers via the Internet, the Celera Genomics group depends on the continuous, effective, reliable and secure operation of its computer hardware, software, networks, Internet servers and related infrastructure. To the extent that the Celera Genomics group's hardware or software malfunctions or access to the Celera Genomics group's data by the Celera Genomics group's internal research personnel or customers through the Internet is interrupted, its business could suffer.

    The Celera Genomics group's computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, the Celera Genomics group's database products are complex and sophisticated, and as such, could contain data, design or software errors that could be difficult to detect and correct. Software defects could be found in current or future products. If the Celera Genomics group fails to maintain and further develop the necessary computer capacity and data to support its computational needs and its customers' drug discovery efforts, it could result in loss of or delay in revenues and market acceptance. In addition, any sustained disruption in Internet access provided by third parties could adversely impact the Celera Genomics group's business.

The Celera Genomics group's research and product development depends on access to tissue samples and other biological materials.

    The Celera Genomics group will need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information, which may be in limited supply. The Celera Genomics group may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If the Celera Genomics group loses access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on its use of the information generated from tissue samples, its business may be harmed.

Ethical, legal and social issues related to the use of genetic information and genetic testing may cause less demand for the Celera Genomics group's products.

    Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, concerns have been expressed towards insurance carriers and employers using these tests to discriminate on the basis of this information, resulting in barriers to the acceptance of these tests by consumers. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibiting testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for products of the Celera Genomics group.

Expected rapid growth in the number of its employees could absorb valuable management resources and be disruptive to the development of the Celera Genomics group's business.

    The Celera Genomics group expects to increase its employee base significantly, including the addition of Axys' employees. This growth will require substantial effort to hire new employees and train and integrate them in the Celera Genomics group's business and to develop and implement management information systems, financial controls and facility plans. The Celera Genomics group's inability to manage growth effectively would have a material adverse effect on its future operating results.

Products and services developed using Celera Genomics group's databases, and the therapeutic discovery and development business of the Celera Genomics group, may be subject to government regulation.

    The Celera Genomics group and its pharmaceutical and biotechnology customers use the Celera Genomics group's databases for drug discovery and development, which is subject to regulation by the United States Food and Drug Administration. Any new drug developed must undergo an extensive regulatory review and approval process. This process can take many years and require substantial expense. The Celera Genomics group and its customers may also use its databases to develop products or services in the field of personalized health/medicine. However, current and future patient privacy and health care laws and regulations issued by the United States Food and Drug Administration may limit the use of data concerning an individual's genetic information. To the extent that such regulations restrict or discourage the Celera Genomics group or its customers from developing these products and services, the Celera Genomics group's business may be adversely affected.

Future acquisitions and other transactions may absorb significant resources, may be unsuccessful and could dilute the holders of Applera—Celera stock.

    As part of the Celera Genomics group's strategy, it expects to pursue acquisitions (in addition to the Axys acquisition), investments and other strategic relationships and alliances. Acquisitions, investments and other strategic relationships and alliances may involve significant cash expenditures, debt incurrence, additional operating losses, and expenses that could have a material effect on the Celera Genomics group's financial condition and results of operations. Acquisitions involve numerous other risks, including:

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  difficulties integrating acquired technologies and personnel into the business of the Celera Genomics group;
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  diversion of management from daily operations;
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  inability to obtain required financing on favorable terms;
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  entry into new markets in which the Celera Genomics group has little previous experience;
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  potential loss of key employees or customers of acquired companies or of the Celera Genomics group; and
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  assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

    It may be difficult for the Celera Genomics group to complete these transactions quickly and to integrate these businesses efficiently into its current business. Any acquisitions, investments or other strategic relationships and alliances by the Celera Genomics group may ultimately have a negative impact on its business and financial condition. For example, future acquisitions may not be as successful as originally anticipated and may result in special charges, such as the charges for impairment of Paracel goodwill and intangibles in the amount of $69.1 million and for the Molecular Informatics business in the amount of $14.5 million. In addition, acquisitions and other transactions may involve the issuance of a substantial amount of Applera—Celera stock without the approval of the holders of

Applera—Celera stock. Any issuances of this nature will be dilutive to holders of Applera—Celera stock.

Applera—Celera stock price is highly volatile.

    The market price of Applera—Celera stock has been and may continue to be highly volatile due to the risks and uncertainties described in this section of this prospectus, as well as other factors that may have affected or may in the future affect the market price, such as:

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  conditions and publicity regarding the genomics, biotechnology, pharmaceutical, or life sciences industries generally;
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  price and volume fluctuations in the stock market at large which do not relate to the Celera Genomics group's operating performance; and
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  comments by securities analysts or government officials, including with regard to the viability or profitability of the biotechnology sector generally or with regard to intellectual property rights of biotechnology companies, or the Celera Genomics group's failure to meet market expectations.

    The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation was instituted on this basis, it could result in substantial costs and a diversion of management's attention and resources.

Applera is subject to a purported class action lawsuit relating to its 2000 offering of shares of Applera—Celera stock that may be expensive and time consuming.

    Applera and some of its officers have been served in five lawsuits purportedly on behalf of purchasers of Applera—Celera stock in Applera's follow-on public offering of Applera—Celera stock completed on March 6, 2000. In the offering, Applera sold an aggregate of approximately 4.4 million shares of Applera—Celera stock at a public offering price of $225 per share. All of these lawsuits have been consolidated into a single case and an amended consolidated complaint was filed on August 21, 2001. The consolidated complaint generally alleges that the prospectus used in connection with the offering was inaccurate or misleading because it failed to adequately disclose the alleged opposition of the Human Genome Project and two of its supporters, the governments of the United States and the United Kingdom, to providing patent protection to Applera's genomic-based products. Although the Celera Genomics group has never sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that Applera did not adequately disclose the risk that it would not be able to patent this data. The consolidated complaint seeks unspecified money damages, rescission, costs and expenses, and other relief as the court deems proper. Although Applera believes the asserted claims are without merit and intends to defend the case vigorously, the outcome of this or any other litigation is inherently uncertain. The defense of this case will require management attention and resources.

The Celera Genomics group's ability to develop proprietary therapeutics and the Celera Genomics/Applied Biosystems Joint Venture's ability to develop proprietary diagnostic products is unproven.

    The development and commercialization of new drugs by determining the causes of diseases through the study of genes, variations in genes, and the proteins expressed by genes is unproven. As the Celera Genomics group expands its efforts into this new business area, it faces the difficulties inherent in developing and commercializing therapeutic products, and it has limited experience in operating a commercial research and development program. In addition, Applera has announced the formation of Celera Diagnostics, a joint venture between the Applied Biosystems group and the Celera Genomics group in the field of diagnostics. Celera Diagnostics faces the difficulties inherent in developing and commercializing diagnostic tests and in building and operating a commercial research and development program. Given the Celera Genomics group's unproven ability to develop proprietary therapeutics and Celera Diagnostics' unproven ability to develop proprietary diagnostic products, it is possible that the Celera Genomics group's and Celera Diagnostics' discovery processes will not result in any commercial products or services. Even if the Celera Genomics group or Celera Diagnostics is able to develop products and services, it is possible that these products and services may not be commercially viable or successful due to a variety of reasons, including difficulty obtaining regulatory approvals, competitive conditions, the inability to obtain necessary intellectual property protection, the need to build distribution channels, failure to get adequate reimbursement for these products from insurance or government payors, or the inability of the Celera Genomics group or Celera Diagnostics to recover its development costs in a reasonable period.

Risks Related to a Capital Structure with Two Separate Classes of Common Stock

You will be stockholders of Applera and, therefore, financial effects on either the Celera Genomics group or the Applied Biosystems group could adversely affect the other.

    The Celera Genomics group and the Applied Biosystems group are not separate legal entities. As a result, stockholders will continue to be subject to all of the risks of an investment in Applera, including the Applied Biosystems group. The risks and uncertainties that may affect the operations, performance, development, and results of the Applied Biosystems group's businesses are described below. The assets attributed to the Celera Genomics group could be subject to the liabilities of the Applied Biosystems group, even if these liabilities arise from lawsuits, contracts or indebtedness that are attributed to the Applied Biosystems group. If Applera is unable to satisfy the Applied Biosystems group's liabilities out of the assets attributed to that group, Applera may be required to satisfy those liabilities with assets attributed to the Celera Genomics group.

    Financial effects from the Applied Biosystems group that affect Applera's consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the Celera Genomics group and the market price of Applera—Celera stock. In addition, net losses of the Applied Biosystems group and dividends or distributions on, or repurchases of, Applera—Applied Biosystems stock or repurchases of preferred stock will reduce the funds Applera can pay as dividends on Applera—Celera stock under Delaware law. For these reasons, you should read Applera's consolidated financial information with the financial information it provides for each group.

The market price of Applera—Celera stock may not reflect the separate performance of the Celera Genomics group business.

    The market price of Applera—Celera stock may not reflect the separate performance of the Celera Genomics group business. The market price of Applera—Celera stock could simply reflect the performance of Applera as a whole, or the market price of Applera—Celera stock could move independently of the performance of our Celera Genomics group business. Investors may discount the value of Applera—Celera stock because it is part of a common enterprise rather than a stand-alone company.

The market price of Applera—Celera stock may be affected by factors that do not affect traditional common stock.

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  The complex nature of the terms of Applera—Celera stock may adversely affect the market price of Applera—Celera stock.  The complex nature of the terms of Applera—Celera stock, such as the convertibility of Applera—Celera stock into Applera—Applied Biosystems stock or vice versa, and the potential difficulties investors may have understanding these terms, may adversely affect the market price of Applera—Celera stock.

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  The market price of Applera—Celera stock may be adversely affected by the fact that holders have limited legal interests in the Celera Genomics group as a separate legal entity.  For example, as described in greater detail in the subsequent risk factors, holders of Applera—Celera stock generally do not have separate class voting rights with respect to significant matters affecting the Celera Genomics group. In addition, upon a liquidation or dissolution of Applera, holders of Applera—Celera stock will not have specific rights to the assets of the Celera Genomics group and will not be entitled to receive proceeds that are proportional to the relative performance of the Celera Genomics group.
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  The market price of Applera—Celera stock may be adversely affected by events involving the Applied Biosystems group or the performance of Applera—Applied Biosystems stock.  Events, such as earnings announcements or other developments concerning the Applied Biosystems group that the market does not view favorably and which thus adversely affect the market price of Applera—Applied Biosystems stock, may adversely affect the market price of Applera—Celera stock. Because both classes are common stock of Applera, an adverse market reaction to Applied Biosystems stock may, by association, cause an adverse reaction to Applera—Celera stock. This reaction may occur even if the triggering event was not material to Applera as a whole.

Limits exist on the voting power of group common stock.

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  Applera—Celera stock may not have any influence on the outcome of stockholder voting.  Applera—Applied Biosystems stock currently has a substantial majority of the voting power of the common stock of Applera and had approximately 74.7% of the voting power as of August 24, 2001, the record date for Applera's 2001 annual meeting of stockholders. Except in limited circumstances where there is separate class voting, the relative voting power of the two classes of common stock fluctuates based on their relative market values. Therefore, except in cases of separate class voting, either class of common stock that is entitled to more than the number of votes required to approve any stockholder action could control the outcome of the vote even if the matter involves a divergence or conflict of the interests of the holders of Applera—Celera stock and Applera—Applied Biosystems stock. These matters may include mergers and other extraordinary transactions.
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  A class of group common stock with less than majority voting power can block action if a class vote is required.  If Delaware law, stock exchange rules or the Applera board of directors requires a separate vote on a matter by the holders of either Applera—Celera stock or Applera—Applied Biosystems stock, those holders could prevent approval of the matter even if the holders of a majority of the total number of votes cast or entitled to be cast, voting together as a class, were to vote in favor of it. As a result, in cases where Applera—Celera stockholders and Applera—Applied Biosystems stockholders vote as separate classes on a proposal, the affirmative vote of shares representing a majority of the Applera—Celera stock will not prevent the Applera—Applied Biosystems stockholders from defeating the proposal.
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  Holders of Applera—Celera stock cannot ensure that their voting power will be sufficient to protect their interests.  Since the relative voting power per share of Applera—Celera stock and Applera—Applied Biosystems stock will fluctuate based on the market values of the two classes of common stock, the relative voting power of Applera—Celera stock could decrease. As a result, holders of shares of Applera—Celera stock cannot ensure that their voting power will be sufficient to protect their interests.
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  You will not have some of the stockholder rights traditionally associated with common stock.  The Celera Genomics group will not have a separate board of directors to represent solely your interests as holders of Applera—Celera stock. Consequently, there will be no board of directors that owes any separate duties to you. Applera's board of directors will act in accordance with its good faith business judgment of the best interests of Applera, taking into consideration the interests of all common stockholders regardless of class or series, which may be detrimental to you.

Stockholders may not have any remedies for breach of fiduciary duties if any action by directors and officers has a disadvantageous effect on either class of common stock.

    Stockholders may not have any remedies if any action or decision of Applera's board of directors or officers has a disadvantageous effect on Applera—Celera stock or Applera—Applied Biosystems stock compared to the other class of common stock. Cases in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of tracking stocks are judged under the principle known as "the business judgment rule" unless self-interest is shown.

    In addition, principles of Delaware law established in cases involving differing treatment of two classes of common stock or two groups of holders of the same class of common stock provide that a board of directors owes an equal duty to all stockholders regardless of class or series. Absent abuse of discretion, a good faith business decision made by a disinterested and adequately informed board of directors, board of directors' committee or officer of Applera with respect to any matter having different effects on holders of Applera—Celera stock and holders of Applera—Applied Biosystems stock would be a defense to any challenge to the determination made by or on behalf of the holders of either class of common stock.

Stock ownership could cause directors and officers to favor one group over the other.

    As a policy, Applera's board of directors periodically monitors the ownership of shares of Applera—Celera stock and shares of Applera—Applied Biosystems stock by Applera's directors and senior officers as well as their option holdings and other benefits so that their interests are not misaligned with the two classes of common stock and with their duty to act in the best interests of Applera and its stockholders as a whole. However, because the actual stock market value of their interests in Applera—Celera stock and Applera—Applied Biosystems stock could vary significantly, it is possible that they could favor one group over the other as a result of their common stock holdings, options and other benefits. As of October 1, 2001, Applera's directors and senior officers held shares of Applera—Celera stock and shares of Applera—Applied Biosystems stock representing approximately equal percentages of the total shares outstanding of Applera—Celera stock and Applera—Applied Biosystems stock. The stock market value of these shares will vary with fluctuations in the market price of Applera—Celera stock and Applera—Applied Biosystems stock. However, the market capitalization of the Applied Biosystems group is substantially greater than that of the Celera Genomics group and, therefore, the market value of the Applera—Applied Biosystems stock held by Applera's directors and senior officers was significantly higher than the market value of the Applera—Applera-Celera stock held by them on that date.

Numerous potential conflicts of interest exist between the classes of common stock that may be difficult to resolve by Applera's board or may be resolved adversely to one of the classes.

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  Allocation of corporate opportunities could favor one group over the other.  Applera's board of directors may be required to allocate corporate opportunities between the groups. In some cases, Applera's directors could determine that a corporate opportunity, such as a business that it is acquiring or a new business, should be shared by the groups or be allocated to one group over the other. Any decisions could favor one group to the detriment of the other.
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  The groups may compete with each other to the detriment of their businesses.  The existence of two separate classes of common stock will not prevent the Applied Biosystems group and the Celera Genomics group from competing with each other. Any competition between the groups could be detrimental to businesses of either or both of the groups. Under a board of directors' policy, the groups will generally not engage in the principal businesses of the other, except for joint transactions with each other. However, Applera's Chief Executive Officer or board of directors will permit indirect competition between the groups, such as one group doing business with a competitor of the other group, based on his or its good faith business judgment that the competition is in the best interests of Applera and all of Applera's stockholders as a whole. In addition, the groups may compete in a business that is not a principal business of the other group.

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  Applera's board of directors may pay more or less dividends on group common stock than if that group were a separate company.  Subject to the limitations referred to below, Applera's board of directors has the authority to declare and pay dividends on Applera—Celera stock and Applera—Applied Biosystems stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on Applera—Celera stock, exclusively on Applera—Applied Biosystems stock, or on both, in equal or unequal amounts. Applera's board of directors is not required to consider the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor. The performance of one group may cause Applera's board of directors to pay more or less dividends on the common stock relating to the other group than if that other group were a stand-alone company. In addition, Delaware law and Applera's certificate of incorporation impose limitations on the amount of dividends that may be paid on each class of common stock.
  •
  Proceeds of mergers or consolidations may be allocated unfavorably.  Applera's board of directors will determine how consideration to be received by holders of common stock in connection with a merger or consolidation involving Applera is to be allocated among holders of each class of common stock. This percentage may be materially more or less than that which might have been allocated to the holders had Applera's board of directors chosen a different method of allocation.
  •
  Holders of either class of common stock may be adversely affected by a conversion of group common stock.  Applera's board of directors could, in its sole discretion and without stockholder approval, determine to convert shares of Applera—Applied Biosystems stock into shares of Applera—Celera stock, or vice versa, at any time, including when either or both classes of common stock may be considered to be overvalued or undervalued. If Applera's board of directors chose to issue Applera—Celera stock in exchange for Applera—Applied Biosystems stock, the conversion would dilute the interests in Applera of the holders of Applera—Celera stock. If the board of directors were to choose to issue Applera—Celera stock in exchange for Applera—Applied Biosystems stock, or vice versa, the conversion could give holders of shares of the class of common stock being converted a greater or lesser premium than any premium that was paid or might be paid by a third-party buyer of all or substantially all of the assets of the group whose stock is converted.
  •
  Cash proceeds of newly issued Applera—Celera stock in the future could be allocated to the Applied Biosystems group.  If and to the extent the Applied Biosystems group holds "Applera—Celera Genomics Designated Shares" at the time of any future sale of Applera—Celera stock, Applera's board of directors could allocate some or all of the proceeds of that sale to the Applied Biosystems group in consideration of a reduction in the number of these shares. Applera—Celera Genomics Designated Shares are a type of authorized shares of Applera—Celera stock that are not issued and outstanding but which Applera's board of directors, under management and allocation policies, may from time to time issue without allocating the proceeds or other benefits of the issuance to the Celera Genomics group. Any decision could favor one group over the other group. For example, the decision to allocate the proceeds of that sale to the Applied Biosystems group could adversely affect the Celera Genomics group's ability to obtain funds to finance its growth strategies. The Applied Biosystems group does not currently hold any Applera—Celera Genomics Designated Shares. Applera—Celera Genomics Designated Shares could be issued in the future if Applera's board of directors determines that the Celera

    Genomics group requires additional capital to finance its business and that the Applied Biosystems group should supply that capital.

Applera's board of directors may change its management and allocation policies without stockholder approval to the detriment of either group.

    Applera's board of directors may modify or rescind Applera's policies with respect to the allocation of corporate overhead, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without stockholder approval. A decision to modify or rescind these policies, or adopt additional policies, could have different effects on holders of Applera—Celera stock and holders of Applera—Applied Biosystems stock or could result in a benefit or detriment to one class of stockholders compared to the other class. Applera's board of directors will make any decision in accordance with its good faith business judgment that the decision is in the best interests of Applera and all of its stockholders as a whole.

Either the Celera Genomics group or the Applied Biosystems group may finance the other group on terms unfavorable to either group.

    From time to time, Applera anticipates that it will transfer cash and other property between groups to finance their business activities. When this occurs, the group providing the financing will be subject to the risks relating to the group receiving the financing. Applera will account for those transfers in one of the following ways:

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  as a reallocation of pooled debt or preferred stock;
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  as a short-term or long-term loan between groups or as a repayment of a previous borrowing;
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  as an increase or decrease in Applera—Celera Genomics Designated Shares; or
  •
  as a sale of assets between groups.

    Applera's board of directors has not adopted specific criteria for determining when it will account for the transfer of cash or other property as a reallocation of pooled debt or preferred stock, a loan or repayment, an increase or decrease in interest or a sale of assets. These determinations, including the terms of any transactions accounted for as debt, may be unfavorable to either the group transferring or receiving the cash or other property. Applera's board of directors expects to make these determinations, either in specific instances or by setting generally applicable policies, after considering the financing requirements and objectives of the receiving group, the investment objectives of the transferring group and the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

    Applera cannot assure you that any terms that it fixes for debt will approximate those that could have been obtained by the borrowing group if it were a stand-alone company.

The Celera Genomics group could incur a higher tax liability than if it were a stand-alone taxpayer.

    The Applera tax allocation policy provides that some tax benefits that cannot be used by the group generating those benefits but can be used on a consolidated basis are to be transferred, without reimbursement, to the group that can use the benefits. Any tax benefits that are transferred from the Celera Genomics group to the Applied Biosystems group will not be carried forward to reduce the Celera Genomics group's future tax liability. Accordingly, future use by the Applied Biosystems group, without reimbursement, of tax benefits generated by the Celera Genomics group will result in the Celera Genomics group paying a greater portion of the total corporate tax liability than would have been the case if the Celera Genomics group were a stand-alone taxpayer.

Holders of Applera—Celera stock may receive less consideration upon a sale of assets than if the Celera Genomics group were a separate company.

    Applera's certificate of incorporation provides that if a disposition of all or substantially all of the assets of the Celera Genomics group occurs, Applera must, subject to certain exceptions:

  •
  distribute to holders of Applera—Celera stock an amount equal to the net proceeds of the disposition; or
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  convert at a 10% premium shares of Applera—Celera stock into shares of Applera—Applied Biosystems stock.

    If the Celera Genomics group were a separate, independent company and its shares were acquired by another person, some of the costs of that disposition, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of the Celera Genomics group as a stand-alone company might receive a greater amount than the net proceeds that would be received by holders of Applera—Celera stock if the assets of the Celera Genomics group were sold and the proceeds distributed to Applera—Celera stockholders. In addition, Applera cannot assure you that the net proceeds per share of Applera—Celera stock will be equal to or more than the market value per share of Applera—Celera stock prior to or after announcement of a disposition.

Applera's capital structure and variable vote per share may discourage acquisitions of the Celera Genomics group or Applera—Celera stock.

    A potential acquiror could acquire control of Applera by acquiring shares of common stock having a majority of the voting power of all shares of common stock outstanding. This majority could be obtained by acquiring a sufficient number of shares of both classes of common stock or, if one class of common stock has a majority of the voting power, only shares of that class since the relative aggregate voting power of the two classes of common stock fluctuates based on their relative aggregate market values. Currently, Applera—Applied Biosystems stock has a substantial majority of the voting power. As a result, it might be possible for an acquiror to obtain control by purchasing only shares of Applera—Applied Biosystems stock.

Decisions by Applera's board of directors and officers that affect market values could adversely affect voting and conversion rights.

    The relative voting power per share of each class of common stock and the number of shares of one class of common stock issuable upon the conversion of the other class of common stock will vary depending upon the relative market values of Applera—Celera stock and Applera—Applied Biosystems stock. The market value of either or both classes of common stock could be adversely affected by market reaction to decisions by Applera's board of directors or Applera's management that investors perceive as affecting differently one class of common stock compared to the other. These decisions could involve changes to Applera's management and allocation policies, transfers of assets between groups, allocations of corporate opportunities and financing resources between groups and changes in dividend policies.

Provisions governing common stock could discourage a change of control and the payment of a premium for stockholders' shares.

    Applera's stockholder rights plan could prevent stockholders from profiting from an increase in the market value of their shares as a result of a change in control of Applera by delaying or preventing a change in control. The existence of two classes of common stock could also present complexities and may pose obstacles, financial and otherwise, to an acquiring person. In addition, provisions of Delaware law and Applera's certificate of incorporation and bylaws may also deter hostile takeover attempts.

Legislative proposals could have adverse tax consequences for Applera and holders of Applera—Celera stock and Applera—Applied Biosystems stock.

    The Clinton Administration Budget Proposals in 1999 and 2000 proposed legislation that would have adversely affected holders of tracking stock such as Applera—Celera stock and Applera—Applied Biosystems stock. The 1999 proposal would have required corporate-level gain recognition on the issuance of tracking stock, while the 2000 proposal would have required that the stockholders of the issuing corporation be taxed upon the receipt of tracking stock in specified circumstances. Although Congress did not act on either proposal and the recent Bush Administration Budget Proposal does not contain a similar provision, it is impossible to predict whether any proposals relating to tracking stock will be made in the future, and to what extent Congress would act upon any proposals.

    Applera may convert Applera—Celera stock or Applera—Applied Biosystems stock into shares of the other class without any premium if, based on the legal opinion of its tax counsel, it is more likely than not as a result of the enactment of legislative changes or administrative proposals or changes that Applera or its stockholders will be subject to tax upon issuance of Applera—Celera stock or Applera—Applied Biosystems stock or that the stock will not be treated as stock of Applera.

Risks Related to the Applied Biosystems Group

Rapidly changing technology in life sciences could make the Applied Biosystems group's product line obsolete unless it continues to improve existing products, develop new products, and pursue new market opportunities.

    A significant portion of the net revenues for the Applied Biosystems group each year is derived from products that did not exist in the prior year. The Applied Biosystems group's future success depends on its ability to continually improve its current products, develop and introduce, on a timely and cost-effective basis, new products that address the evolving needs of its customers, and pursue new market opportunities that develop as a result of technological and scientific advances in life sciences. The Applied Biosystems group's products are based on complex technology which is subject to rapid change as new technologies are developed and introduced in the marketplace. Unanticipated difficulties or delays in replacing existing products with new products could adversely affect the Applied Biosystems group's future operating results. The pursuit of new market opportunities will add further complexity and require additional management attention and resources as these markets are addressed.

A significant portion of sales depends on customers' capital spending policies that may be subject to significant and unexpected decreases.

    A significant portion of the Applied Biosystems group's instrument product sales are capital purchases by its customers. The Applied Biosystems group's customers include pharmaceutical, environmental, research, biotechnology, and chemical companies, and the capital spending policies of these companies can have a significant effect on the demand for the Applied Biosystems group's products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of research equipment, and policies regarding capital expenditures during recessionary periods. Any decrease in capital spending or change in spending policies of these companies could significantly reduce the demand for the Applied Biosystems group's products.

A substantial portion of the Applied Biosystems group's sales is to customers at universities or research laboratories whose funding is dependent on both the level and timing of funding from government sources.

    As a result, the timing and amount of revenues from these sources may vary significantly due to factors that can be difficult to forecast. Although research funding has increased during the past several years, grants have, in the past, been frozen for extended periods or otherwise become unavailable to various institutions, sometimes without advance notice. Budgetary pressures may result in reduced allocations to government agencies that fund research and development activities. If government funding necessary to purchase the Applied Biosystems group's products were to become unavailable to researchers for any extended period of time, or if overall research funding were to decrease, the business of the Applied Biosystems group could be adversely affected.

The Applied Biosystems group is currently and could in the future be subject to claims for infringement of patents and other intellectual property rights.

    The Applied Biosystems group's products are based on complex, rapidly developing technologies. These products could be developed without knowledge of previously filed but unpublished patent applications that cover some aspect of these technologies. In addition, there are relatively few decided court cases interpreting the scope of patent claims in these technologies, and the Applied Biosystems group's belief that its products do not infringe the technology covered by valid patents could be successfully challenged by third parties. Also, in the course of its business, the Applied Biosystems group may from time to time have access to confidential or proprietary information of third parties, and these parties could bring a theft of trade secret claim against the Applied Biosystems group asserting that the Applied Biosystems group's products improperly use technologies which are not patented but which are protected as trade secrets. The Applied Biosystems group has been made a party to litigation regarding intellectual property matters, including the patent litigation described in the next paragraph, some of which, if determined adversely, could have a material adverse effect on the Applied Biosystems group. Due to the fact that the Applied Biosystems group's business depends in large part on rapidly developing and dynamic technologies, there remains a constant risk of intellectual property litigation affecting the group. The Applied Biosystems group has from time to time been notified that it may be infringing patents and other intellectual property rights of others. It may be necessary or desirable in the future to obtain licenses relating to one or more products or relating to current or future technologies, and the Applied Biosystems group cannot be assured that it will be able to obtain these licenses or other rights on commercially reasonable terms.

    Applera is currently subject to patent litigation with Amersham Pharmacia Biotech, Inc. and Molecular Dynamics, Inc. In the litigation, Amersham and Molecular Dynamics allege that the Applied Biosystems group has infringed four Amersham patents as a result of the Applied Biosystems group's sale of DNA sequencing instrumentations and reagents. Also in the litigation, Applera has brought suit against Amersham and Molecular Dynamics alleging that they have infringed two of Applera's patents as a result of their sale of their DNA sequencing instrumentations and reagents. At present, these lawsuits are not scheduled for trial. The sale of DNA sequencing instrumentation and reagents is an important part of the Applied Biosystems group's business. If these lawsuits proceed to trial, the cost of the litigation, and the amount of management time that will be devoted to the litigation, will be significant. There can be no assurance that this litigation will be resolved favorably to Applera or either the Celera Genomics group or the Applied Biosystems group, that Applera and both of its groups will not be enjoined from selling the products in question or other products as a result, or that any monetary or other damages assessed against Applera will not have a material adverse effect on the financial condition of Applera, the Celera Genomics group, or the Applied Biosystems group.

Since the Applied Biosystems group's business is dependent on foreign sales, fluctuating currencies will make revenues and operating results more volatile.

    Approximately 50% of the Applied Biosystems group's net revenues during fiscal 2001 were derived from sales to customers outside of the United States. The majority of these sales were based on the relevant customer's local currency. A significant portion of the related costs for the Applied Biosystems group are based on the U.S. dollar. As a result, the Applied Biosystems group's reported and anticipated operating results and cash flows are subject to fluctuations due to material changes in foreign currency exchange rates that are beyond the Applied Biosystems group's control.

Integrating acquired technologies may be costly and may not result in technological advances.

    The future growth of the Applied Biosystems group depends in part on its ability to acquire complementary technologies through acquisitions and investments. The consolidation of employees, operations, and marketing and distribution methods could present significant managerial challenges. For example, the Applied Biosystems group may encounter operational difficulties in the integration of manufacturing or other facilities. In addition, technological advances resulting from the integration of technologies may not be achieved as successfully or rapidly as anticipated, if at all.

Electricity shortages and earthquakes could disrupt operations in California.

    The headquarters and principal operations of the Applied Biosystems group are located in Foster City, California. The State of California and its principal electrical utility companies have recently indicated that there is a statewide electricity shortage and that these utility companies are in poor financial condition. As a result, California has experienced temporary localized electricity outages, or rolling blackouts, which may continue or worsen into blackouts of longer duration in the future. Blackouts in Foster City, even of modest duration, could impair or cause a temporary suspension of the group's operations, including the manufacturing and shipment of new products. Power disruptions of an extended duration or high frequency could have a material adverse effect on operating results. In addition, Foster City is located near major California earthquake faults. The ultimate impact of earthquakes on the Applied Biosystems group, its significant suppliers, and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

The Celera Genomics/Applied Biosystems Joint Venture's ability to develop proprietary diagnostic products is unproven.

    Applera has announced the formation of Celera Diagnostics, a joint venture between the Applied Biosystems group and the Celera Genomics group in the field of diagnostics. Celera Diagnostics faces the difficulties inherent in developing and commercializing diagnostic tests and in building and operating a commercial research and development program. Celera Diagnostics' ability to develop proprietary diagnostic products is unproven, and it is possible that Celera Diagnostic's discovery process will not result in any commercial products or services. Even if Celera Diagnostics is able to develop products and services, it is possible that these products and services may not be commercially viable or successful due to a variety of reasons, including difficulty obtaining regulatory approvals, competitive conditions, the inability to obtain necessary intellectual property protection, the need to build distribution channels, failure to get adequate reimbursement for these products from insurance or government payors, or the inability of Celera Diagnostics to recover its development costs in a reasonable period.

USE OF PROCEEDS

    Assuming the warrants are exercised in full for cash, we will receive aggregate proceeds in the amount of approximately $17.9 million. Any proceeds to Applera from the issuance of any shares of Applera—Celera stock upon exercise of the warrants will be used by the Celera Genomics group for general business purposes. We will not receive any proceeds from the conversion of convertible notes, as all proceeds relating to the convertible notes were received by Axys at the time the convertible notes were originally issued.

PLAN OF DISTRIBUTION

    The shares of Applera—Celera stock offered by this prospectus are issuable upon exercise of each class of the warrants or upon conversion of the convertible notes. Set forth below is a summary of selected terms of the warrants and convertible notes relevant to exercise or conversion.

  Terms of the Warrants

    The following description of selected terms of the warrants gives effect to the merger. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the warrants, copies of which are exhibits to the registration statement of which this prospectus is a part. We urge you to read the warrants because the warrants, and not this description, define your rights as holders of the warrants, including your right to exercise the warrants.

    General.  Each class of warrants was issued by Axys prior to the date of the merger. Prior to the merger, the warrants of each class represented the right, exercisable during the exercise period specified with respect to each class of warrants, to purchase shares of Axys common stock. As a result of the merger, each warrant became exercisable for shares of Applera—Celera stock as described below in accordance with the terms of the warrants and the merger agreement.

    Exercise.  Each class of warrants provides that warrants of that class may be exercised in whole or in part at any time or from time to time during the exercise period specified for that class of warrants. After the merger, a warrant may be exercised by delivery of the warrants to us, with the purchase or exercise form attached to the warrant duly executed and accompanied by cash or a certified or official bank check or wire transfer in the amount of the exercise price per share multiplied by the number of shares specified in the form. The exercise price may also be paid by tendering warrants having a net issuance value equal to the exercise price. If any warrant is exercised in part only, we will, upon delivery of the original warrant, execute and deliver a new warrant evidencing the right to purchase the balance of the shares of Applera—Celera stock purchasable under the warrant.

    Adjustment of Warrants.  Under the terms of each class of the warrants and the merger agreement, as of the effective date of the merger, each outstanding and unexercised warrant that prior to the merger represented a right to acquire shares of Axys common stock was converted into a right to acquire [  ] share of Applera—Celera stock for each share of Axys common stock that the warrant was exercisable for immediately prior to the merger. This number was determined based on the exchange ratio in the merger that was used to convert outstanding Axys common stock into Applera—Celera stock.

    The respective exercise prices and the numbers of shares issuable upon exercise of each class of warrants are subject to further adjustment upon the occurrence of stock dividends, splits, combinations and various other events affecting the Applera—Celera stock.

    Exercise Prices, Expiration of Warrants.  As a result of the merger, the warrants have become exercisable for shares of Applera—Celera stock and the exercise price of the warrants has been adjusted based on the exchange ratio in the merger. The following table sets forth with respect to each class of warrants: (1) the exercise price per share of Axys common stock prior to the merger, (2) the aggregate number of shares of Axys common stock into which all warrants of that class were exercisable prior to the merger, (3) the expiration date with respect to that class of warrants, (4) the adjusted exercise price per share of Applera—Celera stock immediately after the merger and (5) the aggregate number of shares of Applera—Celera stock into which all warrants of that class would be exercisable immediately after the merger.

Warrant Class	Exercise Price per Share of Axys Common Stock	Total Shares of Axys Common Stock Issuable	Expiration Date	Adjusted Exercise Price Per Share of Applera—Celera Stock	Total Shares of Applera—Celera Stock Issuable Post-Merger
Class A Warrants	$8.82	920,680	October 1, 2004	[ ]	[ ]
Class B Warrants	$10.59	920,680	October 1, 2004	[ ]	[ ]

    No Rights as Stockholders.  The warrants do not entitle the warrant holders to any voting rights or other rights as stockholders of Applera.

  Terms of the Convertible Notes

    The following description of selected terms of the convertible notes gives effect to the merger. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the convertible notes and the related indenture and supplemental indenture, copies of which are exhibits to the registration statement of which this prospectus is a part. We urge you to read the indenture and supplemental indenture governing the notes because those documents, and not this description, define your rights as holders of the notes, including your right to convert the notes into shares of Applera—Celera stock.

    General.  The convertible notes were issued by Axys prior to the date of the merger under an Indenture, dated as of September 22, 2000 as supplemented by a First Supplemental Indenture, dated as of September 22, 2000, in each case between Axys and U.S. Bank Trust National Association, as trustee. Prior to the merger, the convertible notes were convertible at the option of the holders of the convertible notes into shares of Axys common stock. As a result of the merger, each convertible note became convertible into shares of Applera—Celera stock as described below in accordance with the terms of the convertible notes, the indenture, the supplemental indenture and the merger agreement.

    Conversion.  The indenture and supplemental indenture provide that in order to convert a convertible note, the holder must (i) execute and deliver the conversion notice for the convertible note to Axys and the trustee, (ii) surrender the convertible note to Axys and (iii) furnish appropriate endorsements and transfer documents.

    Adjustment of Conversion Terms.  Under the terms of the convertible notes, the indenture, the supplemental indenture and the merger agreement, as of the effective date of the merger, each outstanding convertible note that prior to the merger was convertible into shares of Axys common stock became convertible into [  ] share of Applera—Celera stock for each share of Axys common stock that the convertible note was convertible into immediately prior to the merger. This number was determined based on the exchange ratio in the merger that was used to convert outstanding Axys common stock into Applera—Celera stock.

    The conversion price of the convertible notes prior to the merger was $7.06. The conversion price of the convertible notes was adjusted to $[      ] as a result of the merger.

    The conversion price of the convertible notes is subject to further adjustment upon the occurrence of stock dividends, splits, combinations and various other events affecting the Applera—Celera stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are identified by the use of forward-looking words or phrases including, but not limited to, "intended," "expects," "expected," "plans," "anticipates" and "anticipated." These forward-looking statements are based on our current expectations. All statements other than statements of historical facts included in this prospectus, including those regarding the financial position, results of operations, cash flows, business strategy, projected costs, growth opportunities for existing products, benefits from new technology, strategic and other benefits of the merger, cost savings and plans and objectives of management for our future operations are forward-looking statements. Although we believe that our expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to have been correct. Because forward-looking statements involve risks and uncertainties, our actual results could differ materially. Important factors that could cause actual results to differ materially from our expectations are the cautionary statements disclosed under "Risk Factors" and elsewhere in this prospectus and in our Securities and Exchange Commission filings listed below. These forward-looking statements represent our judgment as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549 and the Securities and Exchange Commission's regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room.

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

    We incorporate by reference our documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  •
  Annual Report on Form 10-K for the fiscal year ended June 30, 2001;

  •
  Proxy Statement on Schedule 14A filed on September 11, 2001;

  •
  Current Reports on Form 8-K filed on July 10, 2001, July 27, 2001, September 6, 2001 and October 24, 2001; and

  •
  the descriptions of Applera—Celera stock and Applera—Applied Biosystems stock and rights to purchase participating junior preferred stock set forth in our Registration Statements filed pursuant to Section 12 of the Exchange Act, including our Registration Statement on Form S-4 (Securities and Exchange Commission file number 333-64788), and any amendment or report filed for the purpose of updating any of those descriptions.

    Any person receiving a copy of this prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference in this prospectus, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. Written requests should be directed to Applera Corporation, 301 Merritt 7, Norwalk, Connecticut 06851-1070 (telephone number (203) 840-2000), Attention: Secretary.

LEGAL OPINIONS

    The validity of the shares of Applera—Celera stock will be passed upon for Applera by Simpson Thacher & Bartlett, Palo Alto, California.

EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

    The estimated expenses payable by Applera in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$10,964
Stock exchange listing fee	$3,000
Accounting fees and expenses	$7,500
Printing expenses	$10,000
Legal fees and expenses	$20,000
Total	$51,464

Item 15. Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law permits Applera's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action (except settlements or judgments in derivative suits), suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

    Applera's certificate of incorporation and by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law.

    As permitted by sections 102 and 145 of the Delaware General Corporation Law, Applera's certificate of incorporation eliminates a director's personal liability for monetary damages to the company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under section 174 of the Delaware General Corporation Law, for liability for any breach of the director's duty of loyalty to Applera or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction which the director derived an improper personal benefit.

    The directors and officers of Applera are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933 that might be incurred by them in such capabilities and against which they cannot be indemnified by Applera.

Item 16. Exhibits

2.1	Agreement and Plan of Merger, dated as of June 12, 2001, among Applera Corporation, Angel Acquisition Sub, Inc. and Axys Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 in Applera Corporation's Registration Statement on Form S-4 (Commission File No. 333-64788)).
3.1
Certificate of Incorporation of Applera Corporation (incorporated by reference to Exhibit 3.1 to Applera Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 (Commission File No. 1-4389)).

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3.2	Bylaws of Applera Corporation (incorporated by reference to Exhibit 3.2 to Applera Corporation's Registration Statement on Form S-4 (Commission File No. 333-67797)).
4.1
Shareholder Protection Rights Agreement, dated as of April 28, 1999, between Applera Corporation and BankBoston N.A. (incorporated by reference to Exhibit 4.1 to Applera Corporation's Registration Statement on Form S-4 (Commission File No. 333-67797)).
4.2	Class A common stock purchase warrant (incorporated by reference to Exhibit 4.3 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 28, 2000 (Commission File No. 000-22788).
4.3	Class B common stock purchase warrant (incorporated by reference to Exhibit 4.4 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 28, 2000 (Commission File No. 000-22788).
4.4	Form of 8% Senior Secured Convertible Notes Due 2004 (contained in Exhibit 4.6).
4.5
Indenture between Axys Pharmaceuticals, Inc. and U.S. Bank Trust National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 28, 2000 (Commission File No. 000-22788).
4.6
Form of Supplemental Indenture between Axys Pharmaceuticals, Inc. and U.S. Bank Trust National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 14, 2000 (Commission File No. 000-22788).
4.7*	Form of Agreement among Axys Pharmaceuticals, Inc., Applera Corporation, Angel Acquisition Sub, Inc. and holder of Class A common stock purchase warrant of Axys Pharmaceuticals, Inc.
4.8*	Form of Agreement among Axys Pharmaceuticals, Inc., Applera Corporation, Angel Acquisition Sub, Inc. and holder of Class B common stock purchase warrant of Axys Pharmaceuticals, Inc.
4.9*	Form of Agreement among Axys Pharmaceuticals, Inc., Applera Corporation, Angel Acquisition Sub, Inc. and U.S. Bank Trust National Association, as Trustee.
5.1**	Opinion of Simpson Thacher & Bartlett.
23.1*	Consent of PricewaterhouseCoopers, LLP.
23.2**	Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).
24.1*	Powers of Attorney (included on the signature page hereto).

*
Filed herewith.
**
To be filed by amendment.

Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

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    individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut, on November 6, 2001.

APPLERA CORPORATION
By:	/s/ WILLIAM B. SAWCH Name: William B. Sawch Title: Senior Vice President and General Counsel

POWER OF ATTORNEY

    We, the undersigned directors and officers of the registrant, do hereby constitute and appoint Tony L. White and William B. Sawch, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TONY L. WHITE Tony L. White	Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)	November 6, 2001
/s/ DENNIS L. WINGER Dennis L. Winger	Senior Vice President and Chief Financial Officer (principal financial officer)	November 6, 2001
/s/ VIKRAM JOG Vikram Jog	Corporate Controller (principal accounting officer)	November 6, 2001
/s/ RICHARD H. AYERS Richard H. Ayers	Director	November 6, 2001

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/s/ JEAN-LUC BELINGARD Jean-Luc Belingard	Director	November 6, 2001
/s/ ROBERT H. HAYES Robert H. Hayes	Director	November 6, 2001
/s/ ARNOLD J. LEVINE Arnold J. Levine	Director	November 6, 2001
/s/ THEODORE E. MARTIN Theodore E. Martin	Director	November 6, 2001
/s/ GEORGES C. ST. LAURENT, JR. Georges C. St. Laurent, Jr.	Director	November 6, 2001
/s/ CAROLYN W. SLAYMAN Carolyn W. Slayman	Director	November 6, 2001
/s/ ORIN R. SMITH Orin R. Smith	Director	November 6, 2001
/s/ JAMES R. TOBIN James R. Tobin	Director	November 6, 2001

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EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of June 12, 2001, among Applera Corporation, Angel Acquisition Sub, Inc. and Axys Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 in Applera Corporation's Registration Statement on Form S-4 (Commission File No. 333-64788)).
3.1
Certificate of Incorporation of Applera Corporation (incorporated by reference to Exhibit 3.1 to Applera Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 (Commission File No. 1-4389)).
3.2	Bylaws of Applera Corporation (incorporated by reference to Exhibit 3.2 to Applera Corporation's Registration Statement on Form S-4 (Commission File No. 333-67797)).
4.1
Shareholder Protection Rights Agreement, dated as of April 28, 1999, between Applera Corporation and BankBoston N.A. (incorporated by reference to Exhibit 4.1 to Applera Corporation's Registration Statement on Form S-4 (Commission File No. 333-67797)).
4.2	Class A common stock purchase warrant (incorporated by reference to Exhibit 4.3 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 28, 2000 (Commission File No. 000-22788).
4.3	Class B common stock purchase warrant (incorporated by reference to Exhibit 4.4 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 28, 2000 (Commission File No. 000-22788).
4.4	Form of 8% Senior Secured Convertible Notes Due 2004 (contained in Exhibit 4.6).
4.5
Indenture between Axys Pharmaceuticals, Inc. and U.S. Bank Trust National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 28, 2000 (Commission File No. 000-22788).
4.6
Form of Supplemental Indenture between Axys Pharmaceuticals, Inc. and U.S. Bank Trust National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Axys Pharmaceuticals, Inc.'s Current Report on Form 8-K filed September 14, 2000 (Commission File No. 000-22788).
4.7*	Form of Agreement among Axys Pharmaceuticals, Inc., Applera Corporation, Angel Acquisition Sub, Inc. and holder of Class A common stock purchase warrant of Axys Pharmaceuticals, Inc.
4.8*	Form of Agreement among Axys Pharmaceuticals, Inc., Applera Corporation, Angel Acquisition Sub, Inc. and holder of Class B common stock purchase warrant of Axys Pharmaceuticals, Inc.
4.9*	Form of Agreement among Axys Pharmaceuticals, Inc., Applera Corporation, Angel Acquisition Sub, Inc. and U.S. Bank Trust National Association, as Trustee.
5.1**	Opinion of Simpson Thacher & Bartlett.
23.1*	Consent of PricewaterhouseCoopers, LLP.
23.2**	Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).
24.1*	Powers of Attorney (included on the signature page hereto).

*
Filed herewith.
**
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
INFORMATION ABOUT APPLERA
RISK FACTORS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL OPINIONS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX